

<u>*By Electronic Mail*</u>

December 29, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 333-146827/ 811-22135
        Form Type: 8-A12B
        Filing Date: December 29, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated December 14, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Premium Income 10 Barrier ETF – January (JAND)
- Innovator Premium Income 20 Barrier ETF – January (JANH)
- Innovator Premium Income 30 Barrier ETF – January (JANJ)
- Innovator Premium Income 40 Barrier ETF – January (JANQ)
- Innovator Equity Defined Protection ETF – 2 Yr to January 2026 (AJAN)
- Innovator Premium Income 9 Buffer ETF – January (HJAN)
- Innovator Premium Income 15 Buffer ETF – January (LJAN)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 205-4370. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden
Senior Analyst, Listing Qualifications